Exhibit 99.1

YAMANA GOLD ANNOUNCES SECOND QUARTER 2015 RESULTS
--Focus remains on operational execution with production on track to meet expectations--

TORONTO, ONTARIO, July 30, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operating results for the second quarter 2015, with some highlights provided as follows.

•	Total gold production of 298,818 ounces representing a 7% increase in gold production from continuing operations compared to the second quarter of 2014; including
o	9% increase in gold production at core operations(1) compared to the second quarter of 2014.
o	Total gold production of approximately 604,000 ounces to mid-year.

•	By-product all-in sustaining costs (“AISC”)(2,3) of $896 per ounce of gold; including
o	$763 per ounce of gold at core operations.

•	Production of 2.4 million ounces of silver at by-product AISC(2,3) of $10.72 per ounce.
o	Total silver production of approximately 4.9 million ounces to mid-year

•	33.6 million pounds of copper production at cash costs(2) of $1.39 per pound, representing a 21% decrease in cash costs compared to the second quarter of 2014.
o	Total copper production of approximately 60.5 million pounds to mid-year.

•	Cash flows(2,4,5) from continuing operations before changes in non-cash working capital of $149.3 million or $0.16 per share; representing
o	56% increase compared to the first quarter of 2015; and
o	$0.33 of operating cash flows before changes in non-cash working capital per dollar of revenue generated in the second quarter, an increase of 57% from the first quarter of 2015.

•	Cash flows from continuing operations after changes in non-cash working capital(5) for the second quarter of $123.4million or $0.13 per share.

•	A $4.6 million or 13% decrease in general and administrative expense compared to the second quarter of 2014.

•	Adjusted loss from continuing operations(2) of $8.3 million or $0.01 per share; and
o	Net loss from continuing operations of $7.0 million or $0.01 per basic share.

(All amounts are expressed in United States dollars unless otherwise indicated.)
1.	Core operations includes Chapada, El Peñón, Gualcamayo, Canadian Malartic, Mercedes, Minera Florida and Jacobina.
2.
Refers to a non-GAAP measure.  Reconciliation of non-GAAP measures are available at www.yamana.com/Q22015 at a number of our in Brazil coming to an enddion at Gualcacreases to production and decreases to costs throughout 2014of 1.4

3.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.
4.	Excluding cash distributions from Alumbrera.
5.	Cash flows from operating activities.

The Company continues to focus on operational execution and remains on track to meet total 2015 production guidance.  In the first half of 2015, the Company produced approximately 47% of expected full year gold production with the majority of its portfolio tracking at or above budget expectations.  In addition, both silver and copper production were tracking to approximately 50% of expected full year production by mid-year.  As in previous years, the Company expects production growth and cost reductions in the second half, most notably with the largest quarterly contribution expected in the fourth quarter.  Within the Company’s seven core assets, Jacobina and Mercedes are expected to deliver the most significant production improvements in the second half of 2015, along with increases in production at Gualcamayo, Chapada and Canadian Malartic.

During the quarter, the Company continued to focus on maintaining a stable financial position and improving its overall debt levels by triggering an early conversion of its convertible unsecured subordinated debentures assumed on the acquisition of Canadian Malartic.  The Company used shares and cash which had been set aside upon completion of the acquisition to contribute to a reduction in the Canadian Malartic debt by $51 million.  The Company is positioned to further advance its debt repayment plans with the planned disposition of some non-core assets and the going public event for Brio Gold Inc. (“Brio Gold”), a subsidiary of the Company.  Further reductions to general and administrative expenses and other cost savings will also contribute to future debt reductions.

In the first half of the year, net debt was reduced by $129 million summarized as follows:

Year-to-Date Change in Net Debt
Change in Debt (In millions of United States Dollars )
Total Debt Q4 2014	$2,060
less: Cash	191
Net Debt* Q4 2014	1,869

Change in Balances YTD
Revolving Credit Facility	(150)
Debt Assumed on Acquisition of Canadian Malartic	(51)

Total Debt Q2 2015	$1,859
less: Cash	119
Net Debt* Q2 2015	1,740
* Net debt measure typically excludes debt assumed from the acquisition of Canadian Malartic which is neither corporate nor guaranteed by the Company, but it is included for the purposes of this illustration.

KEY STATISTICS

	Three Months Ending Jun 30th		Six Months Ending Jun 30th
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2015	2014	2015	2014
Revenue	455.0	443.8	913.0	797.8
Cost of sales excluding depletion, depreciation and amortization	(272.3)	(243.3)	(552.2)	(452.2)
Depletion, depreciation and amortization	(124.3)	(119.7)	(262.2)	(231.6)
General and administrative expenses	(32.0)	(36.6)	(61.5)	(68.1)
Exploration and evaluation expenses	(4.0)	(4.3)	(9.4)	(8.9)
Equity (losses)/earnings from associate (Alumbrera)	(6.6)	0.3	(11.0)	1.4
Mine Operating earnings	58.4	80.8	98.6	114.0
Net (loss)/earnings from continuing operations	(7.0)	15.7	(142.3)	(15.7)
Net (loss)/earnings from continuing operations per share	(0.01)	0.02	(0.15)	(0.02)
Adjusted earnings from continuing operations	(8.3)	49.9	(45.8)	59.9
Adjusted earnings from continuing operations per share	(0.01)	0.06	(0.05)	0.08
Cash flow generated from continuing operations after changes in non-cash working capital	123.4	143.0	125.4	173.8
Per share	0.13	0.18	0.14	0.23
Cash flow from operations before changes in non-cash working capital	149.3	149.0	245.3	243.0
Per share	0.16	0.19	0.26	0.32
Average realized gold price per ounce	1,195	1,292	1,206	1,293
Average realized silver price per ounce	16.28	19.81	16.51	20.19
Average realized copper price per pound	2.91	3.11	2.90	3.18

PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY

	Three Months Ending Jun 30th		Six Months Ending Jun 30th
	2015	2014	2015	2014
Gold produced	298,818	284,364	603,692	516,498
Gold sold	292,181	253,111	588,348	445,697
Silver produced (millions of ounces)	2.37	2.37	4.85	4.55
Silver sold (millions of ounces)	2.33	2.22	4.77	4.42
Copper produced - Chapada (millions of pounds)	33.6	33.0	60.5	60.5
Copper sold - Chapada (millions of pounds)	31.5	28.7	58.2	54.0

	Three Months Ending Jun 30th		Six Months Ending Jun 30th
Gold	2015	2014	2015	2014
Cash costs per ounce	$603	$540	$629	$511
Co-product cash costs per ounce	$701	$646	$699	$664
All-in sustaining costs per ounce	$896	$897	$895	$881
All-in sustaining costs per ounce, co-product basis	$949	$951	$922	$988
Silver	2015	2014	2015	2014
Cash costs per ounce	$6.59	$6.57	$6.85	$6.66
Co-product cash costs per ounce	$8.29	$8.01	$7.99	$8.16
All-in sustaining costs per ounce	$10.72	$11.76	$10.58	$12.20
All-in sustaining costs per ounce, co-product basis	$11.81	$12.47	$11.16	$13.09
Cash costs per pound of copper - Chapada	$1.39	$1.75	$1.57	$1.79

PRODUCTION BREAKDOWN

	Three Months Ending Jun 30th		Six Months Ending Jun 30th
Gold Ounces	2015	2014	2015	2014
Chapada	30,172	28,875	52,532	49,330
El Peñón	55,404	75,727	115,931	135,396
Gualcamayo	37,558	52,863	83,734	91,344
Mercedes	19,306	22,809	43,576	46,388
Canadian Malartic	68,440	11,878	136,334	11,878
Minera Florida	26,298	25,311	54,411	49,721
Jacobina	21,318	18,776	39,908	33,629
Alumbrera	5,111	8,311	10,417	18,426
Brio Gold	35,211	34,568	66,389	65,867
Continuing Operations	298,818	279,118	603,232	501,979
Ernesto Pau-a-Pique	0	5,246	460	14,519
TOTAL	298,818	284,364	603,692	516,498

	Three Months Ending Jun 30th		Six Months Ending Jun 30th
Silver Ounces	2015	2014	2015	2014
Chapada	72,978	77,148	134,920	139,877
El Peñón	2,028,975	2,013,812	4,194,176	3,838,607
Mercedes	78,932	93,057	192,371	187,099
Minera Florida	191,162	185,952	333,489	381,239
TOTAL	2,372,047	2,369,969	4,854,956	4,546,822

Financial results for the three months ended June 30, 2015

Net loss from continuing operations attributable to Yamana equity holders for the three months ended June 30, 2015 was $7.0 million or $0.01 per share basic, compared to net earnings from continuing operations attributable to Yamana equity holders of $15.7 million or $0.02 per share basic and diluted for the three months ended June 30, 2014.  Net loss resulted from higher foreign exchange losses and an equity loss from Alumbrera, compared to equity earnings in the comparative period.

Adjusted loss from continuing operations was $8.3 million or $0.01 per share basic for the three months ended June 30, 2015, compared to adjusted earnings of $49.9 million or $0.06 per share for the same period of 2014.  Mine operating earnings for the three months ended June 30, 2015 were $58.4 million, compared to $80.8 million for the same period of 2014.  Adjusted loss and mine operating earnings for the period were impacted by lower realized metal prices of approximately 8% for gold, 18% for silver and 6% for copper and higher cash costs, partially offset by higher sales volume.  Mine operating earnings included additional depletion, depreciation and amortization as a result of the acquisition of Canadian Malartic in the second quarter of 2014 and Pilar which completed commissioning in the third quarter of 2014.

Cash flows from operating activities from continuing operations for the three months ended June 30, 2015, after and before changes in non-cash working capital, were $123.4 million and $149.3 million, respectively.  The Company generated $0.33 of operating cash flows before changes in non-cash working capital for every dollar of revenue generated during the period, representing a 5% increase over the same period of 2014 from continuing operations, not including dividends from Alumbrera and notwithstanding lower metal prices in 2015 compared to 2014.

Revenue for the three months ended June 30, 2015 was $455.0 million, compared to $443.8 million for the same period of 2014 as a result of higher sales quantities driven predominantly by the contribution from Canadian Malartic acquired at the end of the second quarter of 2014, offset by lower metal prices.  Revenue for the second quarter of 2015 was generated from the sale of 292,181 ounces of gold, 2.3 million ounces of silver and 31.5 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 253,111 ounces of gold, 2.2 million ounces of silver and 28.7 million pounds of copper for the three months ended June 30, 2014.

The average realized price of gold for the quarter was $1,195 per ounce, compared to $1,292 per ounce for the same quarter in 2014, or 8% lower and the average realized silver price was $16.28 per ounce, compared to $19.81 per ounce for the same quarter in 2014, or 18% lower.  The average realized price of copper was $2.91 per pound, comparable to the $3.11 per pound for the same quarter in 2014, or 6% lower.

Cost of sales excluding depletion, depreciation and amortization for the three months ended June 30, 2015 was $272.3 million, compared to $243.3 million for the same period in 2014.  Cost of sales excluding depletion, depreciation and amortization for the second quarter was higher than that of the same period in 2014 due to higher sales volume and higher cash costs.

Depletion, depreciation and amortization ("DDA") expense for the three months ended June 30, 2015 was $124.3 million, compared to $119.7 million for the same period of 2014.  Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter of 2014 including DDA on the amount of purchase price in excess of historical cost.  Furthermore, additional DDA was recognized relative to the comparative period in 2014 from Pilar which completed commissioning effective October 1, 2014.

G&A, exploration and evaluation, other and net finance expenses were $83.9 million for the three months ended June 30, 2015, compared to $104.0 million for the same period in 2014, representing a decrease of 19%, a breakdown of which is as follows:

•	G&A expenses were $32.0 million, compared to $36.6 million for the same period in 2014, or 13% lower.
•	Exploration and evaluation expenses were $4.0 million, compared to $4.3 million for the same period of 2014, or 7% lower.
•
Other expenses were $3.4 million, compared to $38.7 million for the same period of 2014, or 91% lower, mainly reflecting the fact that the 2014 period also includes transaction costs on the acquisition of Canadian Malartic with no current period comparative cost.

•
Net finance expense was $44.5 million, compared to net finance expense of $24.4 million for the same period of 2014, an increase of 82% due to higher foreign exchange losses as some of the currencies appreciated against the US Dollar towards the end of the period, higher interest expense on higher long-term debt following the acquisition of Canadian Malartic and reduced amount of interest capitalized following the completion of mine commissioning.

Equity loss from Alumbrera was $6.6 million for the three months ended June 30, 2015, compared to equity earnings of $0.3 million for the three months ended June 30, 2014.  The equity loss was mainly a result of lower metal prices and planned reduced production from Alumbrera as the mine is near the end of its life.  No cash dividends were received during the three months ended June 30, 2015 from the Company’s equity investment in Alumbrera compared to $10.5 million of the same period of 2014.

Operating Results for the three months ended June 30, 2015

Production for the second quarter was higher than 2014 levels.  Overall, production was in line with target and at most mines was in line or above targets except Jacobina and Mercedes for each of which production was below target.  Had production at Jacobina and Mercedes been in line with target, the Company would have been well positioned to comfortably exceed overall production targets.  Planned improvements at Jacobina and Mercedes began to take hold late into the second quarter and, as such, production at these mines will improve for the second half of the year.

GOLD

Second quarter gold production from continuing operations of 298,818 ounces was 7% higher compared to the 279,118 ounces of gold in the second quarter of 2014.  Production from cornerstone assets for the quarter was 258,495 ounces of gold and compares to 236,240 ounces of gold in the second quarter of 2014, representing a 9% increase.  Production increases from the second quarter of 2014 included a 14% increase at Jacobina, a 4% increase at Chapada, a 4% increase at Minera Florida, a 2% increase at Brio Gold, as well as the attributable ounces from Canadian Malartic.  Production increases from the first quarter of 2015 included a 35% increase at Chapada, a 15% increase at Jacobina, a 13% increase at Brio Gold and a fourth consecutive quarterly record at Canadian Malartic.  Production continues to be expected to be higher for the second half of the year with the largest impact at mines that contribute most significantly to the operating cash flow generation of the Company.

Cash costs for the second quarter were $603 per ounce of gold, compared to $540 per ounce of gold in the same quarter of 2014.  Cash costs were impacted by a 6% decline in the realized price of copper resulting in  lower by-product credits for the quarter partly offset by higher sales volume.  On a co-product basis, cash costs for the second quarter were $701 per ounce of gold, compared to the $646 per ounce of gold in the second quarter of 2014.  Higher total cash costs are due to higher sales volume and higher costs due to planned lower grades at some mines.  Relative to the first quarter of 2015, cash costs on a co-product basis reflect the impact of lower production.

All-in sustaining costs ("AISC") were $896 per ounce of gold compared to $897 per ounce of gold for the second quarter of 2014.  On a co-product basis, AISC were $949 per ounce of gold for the second quarter compared to $951 per ounce of gold for the second quarter of 2014.  AISC from cornerstone assets of $878 per ounce of gold on a co-product basis.

SILVER

Second quarter silver production was 2.4 million ounces in line with the 2.4 million ounces of silver in the second quarter of 2014.  Cash costs for the second quarter of 2015 were $6.59 per ounce of silver, impacted by lower by-product copper credits when compared to $6.57 per ounce of silver in the second quarter of 2014.  Cash costs on a co-product basis for the second quarter were $8.29 per ounce of silver, compared to $8.01 per ounce of silver in the second quarter of 2014.

COPPER

Copper production for the three months ended June 30, 2015 was 36.4 million pounds, compared to 39.4 million pounds for the same period of 2014.  Copper production for the three months ended June 30, 2015 was 33.6 million pounds from the Chapada mine, compared to 33.0 million pounds for the same period of 2014.  Cash costs per pound of copper on a co-product basis were $1.39 per pound from the Chapada mine compared to $1.75 per pound of copper in the second quarter of 2014.

Chapada, Brazil

Chapada continued the year with strong results for the second quarter, following a strong first quarter.  Production was higher, and co-product cash costs lower compared to the second quarter of 2014, and the mine exceeded targets for the second quarter and first half of the year.

At Chapada, higher gold and copper production compared to the second quarter of 2014 reflects increased gold and copper grades mostly from the contribution of higher grade ore from Corpo Sul.  Gold production increased approximately 35% compared to the first quarter of 2015 reflecting an increase in gold grades.  Silver production also increased in comparison to the first quarter of 2015.  Copper production in the second quarter was in line with the second quarter of 2014 and approximately 25% higher than the first quarter of 2015 benefiting from higher grades.

Lower co-product cash costs for gold compared to the second quarter of 2014 and the first quarter of 2015 were the result of increased production.  Co-product cash costs for copper were lower compared to the second quarter of 2014 due to the favourable foreign exchange impact during the period.  Hedges denominated in Brazilian Real negatively impacted the second quarter of 2015 co-product cash costs per gold ounce and per copper pound by $38 and $0.14, respectively, compared to a negative impact of $20 per gold ounce and $0.08 per copper pound in the comparative quarter of 2014.  The expiry of the hedges in the fourth quarter will result in an improved cost structure for both gold and copper.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of Chapada's forecast copper concentrate sales.  In late 2014, the Company entered into contracts representing approximately 60% of expected Chapada production for 2015 at a price of $3.00 per pound.  For the three and six months ended June 30, 2015, $5.4 million and $12.1 million, respectively, have been settled under this program positively impacting earnings and cash flow for the periods then ended.  These settlements are reflected on the effective realized copper price of $2.91 and $2.90 per pound as compared to average market copper prices of $2.74 and $2.69 per pound, for the three and six months ended June 30, 2015, respectively.  As at June 30, 2015, the Company has open contracts remaining for approximately 37 million pounds of copper at $3.00 per pound.

Stable throughput at higher levels is expected going forward from more efficient flow of material through the now commissioned in-pit crusher.  Certain modifications completed late in the second quarter, the most impactful of which was to the discharge chute at the head of the overland conveyor, are expected to further increase efficiency.  The Company continues to advance efforts to increase recoveries.  In the second quarter, improvements to the plant flotation circuit resulted in better than expected recoveries, which partially offset the impact on throughput resulting from the increase in processing of harder ore.

In the second quarter of 2015, Chapada produced 30,172 ounces of gold and 72,978 ounces of silver compared to 28,875 ounces of gold and 77,148 ounces of silver for the same quarter of 2014.  Co-product cash costs were $322 per ounce of gold and $2.95 per ounce of silver in the second quarter, compared to $403 per ounce of gold and $4.74 per ounce of silver in the same quarter of 2014.

Copper production was 33.6 million pounds in the second quarter of 2015, compared to production of 33.0 million pounds of copper for the same quarter of 2014.  Co-product cash costs for copper were $1.39 per pound in the second quarter compared to $1.75 per pound for the same quarter of 2014.

Chapada produced 52,532 ounces of gold and 134,920 ounces of silver in the first half of 2015, compared to 49,330 ounces of gold and 139,877 ounces of silver in the same period of 2014.  Cash costs were $379 per ounce of gold and $3.25 per ounce of silver in the first half of 2015, compared to $444 per ounce of gold and $4.94 per ounce of silver in the same period of 2014.

Copper production was 60.5 million pounds in the first half of 2015, compared to production of 60.5 million pounds of copper for the same period of 2014.  Co-product cash costs for copper were $1.57 per pound in the first half of 2015, compared to $1.79 per pound for the same period of 2014.

Payable ounces of gold and silver increased due to higher sales quantities of concentrate during the period, together with higher concentrate grade of the aforementioned metals.

El Peñón, Chile

El Peñón production in the second quarter and first half of the year were in line with targets, despite being affected by heavy rains in Northern Chile which occurred in late March.  El Peñón mined and processed lower grade in the first half of 2015 than it did in the comparative period of 2014, all of which was consistent with its mine plan. For the second half of 2015, the Company expects better production and costs, predominantly driven by the expectation of higher grades and a strong fourth quarter.

At El Peñón, gold production was lower compared to the second quarter of 2014 mostly as a result of planned lower gold grades.  Production was in line with the Company's mine plans, which recognized that during the quarter significant ore contribution would be coming from areas where grades were more erratic, particularly as mining entered ore fringe areas of higher grade bodies such as Bonanza.  Silver recovery was higher compared to 2014.  Higher costs during the quarter were related to the relative increase in ore development due to mining of fringe areas and the lower grade compared to the second quarter of 2014.  Costs are expected to be lower in the second half of the year mostly due to operational improvements planned for and initiated in the first half of the year.  Third quarter production is expected to be lower than the fourth quarter as the Company continues to move through peripheral areas.  Planned production contribution from higher grade areas in both the north and south mines will be mostly realized in the fourth quarter.

In the second quarter of 2015, El Peñón produced 55,404 ounces of gold and 2.0 million ounces of silver, compared to 75,727 ounces of gold and 2.0 million ounces of silver for the same quarter of 2014.  Cash costs were $676 per ounce of gold and $8.43 per ounce of silver in the second quarter of 2015, compared to $492 per ounce of gold and $7.98 per ounce of silver in the same quarter of 2014.

El Peñón produced 115,931 ounces of gold and 4.2 million ounces of silver in the first half of 2015, compared to 135,396 ounces of gold and 3.8 million ounces of silver in the same period of 2014.  Cash costs were $635 per ounce of gold and $8.02 per ounce of silver in the first half of 2015, compared to $539 per ounce of gold and $8.20 per ounce of silver in the same period of 2014.

Gualcamayo, Argentina

For Gualcamayo, production for the first half of 2015 was in line with target, although production in the first quarter exceeded target, while production in the second quarter was below target, mostly due to a localized ore zone with increased clay levels encountered early in the second quarter which had a negative impact on recoveries, production and costs overall in the quarter.  This is considered a timing issue for recoveries.  Also, for the balance of the year, the Company expects to improve production and costs, as the ore loaded on the heap leach pads in the balance of the second quarter and thereafter does not contain the higher clay levels.  Production is planned to increase in the third and fourth quarters.

At Gualcamayo, production was lower compared to the second quarter of 2014 mostly due to lower recoveries partially offset by higher throughput.  Gold grades in the quarter were higher than the first quarter of 2015 and are consistent with normal mine sequencing as the contribution from the lower grade open-pit ore was partially offset by the contribution from the higher grade QDD Lower West ("QDDLW") underground mine.  Recoveries during the quarter were impacted by ore from a localized clay zone with slower leaching times, thereby resulting in an increased level of metal in progress, which is expected to be recovered in subsequent quarters.  Recoveries are expected to increase and to normalize to recovery levels comparable to levels established in prior years as the effects of a localized clay zone encountered early in the second quarter pass and as ore loaded onto the pads no longer contains higher clay concentration.

The expansion of the Adsorption and Desorption plant remains on track for completion in the third quarter and will further increase recoveries beginning late in 2015.  Furthermore, as the Company increases the proportion of production from sub-level caving underground mining beginning in 2016, which is now in development, more ore will be contributed from high grade underground operations and costs will further improve.

During the second quarter, a Preliminary Economic Assessment for the Deep Carbonates project, which describes a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits, was advanced.  An internal review of the project has been completed and the findings are being consolidated for release later in 2015.

In the second quarter of 2015, Gualcamayo produced 37,558 ounces of gold, compared to 52,863 ounces of gold in the same quarter of 2014.  Cash costs were $795 per ounce of gold in the second quarter of 2015, compared to $700 per ounce of gold in the second quarter of 2014.

Gualcamayo produced 83,734 ounces of gold in the first half of 2015, compared to 91,344 ounces of gold in the same period of 2014.  Cash costs were $782 per ounce of gold in the first half of 2015, compared to $716 per ounce of gold in the same period of 2014.

Mercedes, Mexico

Mercedes production for the second quarter of 2015 was below target, largely driven by excessive mining dilution.  The impact of dilution resulted in lower feed grades, lower recoveries and higher costs.  For the second half of 2015, results are expected to improve significantly as the Company takes measures to improve dilution control, which will lower dilution going forward.  Additionally, grade is expected to improve as the Company transitions into the higher grade areas of Lagunas and Barrancas.

The Company expects gold and silver production to increase to higher levels beginning in the third quarter and further increasing in the fourth quarter mostly due to better dilution control, with improved design, engineering and blasting, and as the Company transitions into the aforementioned higher grade areas.  The increased silver recoveries were consistent with the first quarter of 2015.

In the second quarter of 2015, Mercedes produced 19,306 ounces of gold and 78,932 ounces of silver, compared to 22,809 ounces of gold and 93,057 ounces of silver in the same quarter of 2014.  Cash costs were $1,018 per ounce of gold and $10.11 per ounce of silver in the second quarter of 2015, compared to $779 per ounce of gold and $11.41 per ounce of silver in the same quarter of 2014.  Hedges denominated in Mexican Peso negatively impacted the second quarter of 2015 co-product cash costs per gold ounce by $21, compared to a positive impact of $2 per gold ounce in the comparative quarter of 2014.  The expiry of the hedges which occurred during the current quarter will result in an improved cost for gold going forward and will coincide with an improving production profile and cost structure.

Mercedes produced 43,576 ounces of gold and 192,371 ounces of silver in the first half of 2015, compared to 46,388 ounces of gold and 187,099 ounces of silver in the same period of 2014.  Cash costs were $914 per ounce of gold and $8.40 per ounce of silver in the first half of 2015, compared to $722 per ounce of gold and $10.71 per ounce of silver in the same period of 2014.

Canadian Malartic (50% interest), Canada

Canadian Malartic continues to operate at levels that are in line with, or above target, and production in the second quarter achieved a fourth consecutive quarterly record of 68,440 ounces of gold on a 50%-basis.  Increased production compared to the first quarter of 2015 was the result of higher grades partially offset by lower throughput and slightly lower recovery rates.  Throughput in the first half of 2015 was lower in part due to an unplanned maintenance shutdown relating to the conveyor belt.  Throughput is planned at an average of 53,000 tonnes per day for the second half of 2015 and will remain at, or above that level.  The planned reduction in throughput levels in the second half compared to previous expectations is due to limitations relating to pre-crushing activities.  Production expectations are unchanged as the planned reduction in throughput is expected to be offset by an increase in grade.  Cash costs in the second quarter were lower than the first quarter of 2015 and were positively impacted by increased production and lower production costs in all sectors.

In the second quarter of 2015, Canadian Malartic produced 68,440 ounces of gold on a 50%-basis, compared to 67,894 ounces of gold in the first quarter of 2015.  Cash costs were $609 per ounce of gold in the second quarter, compared to $632 per ounce in the first quarter of 2015.

Canadian Malartic produced 136,334 ounces of gold on a 50%-basis at cash costs of $620 per ounce in the first half of 2015.

Minera Florida, Chile

Minera Florida continued the year with strong production results for the second quarter of 2015, following strong first quarter production, all of which was above targets.

Higher gold and silver production compared to the second quarter of 2014 was the result of increased throughput and recoveries partially offset by lower grades.  Gold and silver grades for the first half of the year were in line with mine plans as mining continued in lower grade areas.  Silver grades were higher than the first quarter of 2015 resulting in a significant quarter over quarter increase in silver production and decrease in silver cash costs.  Cash costs in the second quarter compared to the second quarter of 2014 were impacted by lower gold and silver grades.

In the second quarter of 2015, Minera Florida produced 26,298 ounces of gold and 191,162 ounces of silver, compared to 25,311 ounces of gold and 185,952 ounces of silver in the same quarter of 2014.  Cash costs were $757 per ounce of gold and $8.13 per ounce of silver in the second quarter of 2015, compared to $673 per ounce of gold and $8.01 per ounce of silver in the same quarter of 2014.

Minera Florida produced 54,411 ounces of gold and 333,489 ounces of silver in the first half of 2015, compared to 49,721 ounces of gold and 381,239 ounces of silver in the same period of 2014.  Cash costs were $737 per ounce of gold and $9.38 per ounce of silver in the first half of 2015, compared to $673 per ounce of gold and $7.67 per ounce of silver in the same period of 2014.

Jacobina, Brazil

While Jacobina’s production was higher and costs lower in the first half of 2015, when compared to the first half of 2014, the mine’s cumulative production for the first half of 2015 was below target, due to lower than planned head grades.  For the second half of the year, grades are expected to significantly increase, resulting in higher production and lower costs.  So far, in the third quarter, the grades have been on average approximately 2.6 grams per tonne, compared to the processed grade of 1.89 grams per tonne in the second quarter.  This trend of improved grades is expected to continue going forward, and to average at least 2.4 grams per tonne for the remainder of the year.  Overall, grades expected to be realized in the second quarter were realized later than planned, mostly as a result of slower than expected development.  With development now advanced into higher grade zones, production in the second half of the year is expected to be in line with or exceed targets  and significantly exceed production of the first half of the year.

At Jacobina, increased production at lower cost in the second quarter compared to the second quarter of 2014 continues to demonstrate advancement of the Company's plan for improvement at the operation and the focus on producing higher quality and more ounces.  Production in the second quarter increased compared to the second quarter of 2014 and the first quarter of 2015 by 14% and 15%, respectively.  Increased production was the result of increased throughput, grade and recoveries.  Cash costs in the quarter were in line with the first quarter of 2015 and approximately 20% lower than the second quarter of 2014.  Hedges denominated in Brazilian Real negatively impacted the second quarter of 2015 co-product cash costs per gold ounce by $110, compared to a negative impact of  $57 per gold ounce in the comparative quarter of 2014.  The expiry of the hedges in the fourth quarter will result in an improved cost for gold and will coincide with an improving production profile and cost structure.

Production and costs are expected to improve further throughout 2015 mostly as a result of improvements in grade.  Grades increased in the second quarter, however, grades improved significantly in late June which has extended into July as development work now enters higher grade areas.

During the quarter, delineation drilling continued in the higher grade zone of Canavieras North, South and Morro do Vento, with results continuing to support the higher grades in the mineral resource model, as the assay results support grades significantly above the current mineral reserve grades.  The refinement of the geological models and detailed mine planning of this area are ongoing in support of planned development into higher grade ore starting in the third quarter.

In the second quarter of 2015, Jacobina produced 21,318 ounces of gold, compared to 18,776 ounces of gold in the same quarter of 2014.  Cash costs were $978 per ounce of gold in the second quarter of 2015, compared to $1,188 per ounce of gold in the second quarter of 2014.

Jacobina produced 39,908 ounces of gold in the first half of 2015, compared to 33,629 ounces of gold in the same period of 2014.  Cash costs were $971 per ounce of gold in the first half of 2015, compared to $1,213 per ounce of gold in the same period of 2014.

Brio Gold

Second quarter results for Brio Gold and the ongoing progress with its portfolio continue to demonstrate significant value and continue to support a going public event.

In the second quarter of 2015, Brio Gold produced a total of 35,211 ounces of gold, compared to 34,568 ounces of gold in the same quarter of 2014.  Cash costs were $773 per ounce of gold in the second quarter of 2015, compared to $934 per ounce of gold in the second quarter of 2014.

Brio Gold produced 66,389 ounces of gold in the first half of 2015, compared to 27,871 ounces of gold in the same period of 2014.  Cash costs were $797 per ounce of gold in the first half of 2015, compared to $945 per ounce of gold in the same period of 2014.

PILAR, BRAZIL

At Pilar, production of approximately 7,000 ounces per month in the second quarter was higher than the previous quarter which averaged approximately 6,300 ounces per month, and both for the first and second quarters, production exceeded targets.  Increased production was due to increased grade and recoveries.  Cash costs continued to improve in the quarter and were approximately 9% lower than the first quarter of 2015.  Pilar continues to demonstrate improved production and operating costs as the result of more efficient mining and dilution control.  Development work continues at the satellite Maria Lazarus deposit with full production stoping ready to begin in the third quarter of 2015.  When in full production, Maria Lazarus is expected to contribute approximately 25,000 ounces per year.

In the second quarter of 2015, Pilar produced a total of 21,237 ounces of gold, compared to 12,961 ounces of gold in the same quarter of 2014.  Cash costs were $756 per ounce of gold in the second quarter of 2015.

Pilar produced 40,390 ounces of gold in the first half of 2015, compared to 24,847 ounces of gold in the same period of 2014.  Cash costs were $792 per ounce of gold in the first half of 2015.

FAZENDA BRASILEIRO, BRAZIL

At Fazenda Brasileiro, production and costs improved quarter over quarter as expected with production increasing approximately 16% compared to the first quarter of 2015.  Improved production and costs in the quarter were the result of higher throughput and grade partially offset by lower recoveries.

In the second quarter of 2015, Fazenda Brasileiro produced a total of 13,974 ounces of gold, compared to 15,178 ounces of gold in the same quarter of 2014.  Cash costs were $798 per ounce of gold in the second quarter, compared to $949 per ounce of gold in the second quarter of 2014.

Fazenda Brasileiro produced 25,998 ounces of gold in the first half of 2015, compared to 27,871 ounces of gold in the same period of 2014.  Cash costs were $804 per ounce of gold in the first half of 2015, compared to $953 per ounce of gold in the same period of 2014.

C1 SANTA LUZ, BRAZIL

In the second quarter, detailed metallurgical testwork to further evaluate the identified options to modify the process flowsheet continued.  Preliminary flowsheet modifications have been designed, and capital and operating cost estimates are expected early in the third quarter.  Further detailed metallurgical testwork is expected in the second half of 2015 in order to optimize the modified process flowsheet with any further modifications expected to be integrated into the final design during the remainder of the year.  Detailed engineering design of the flowsheet modifications are expected to be completed by the end of 2015, with the modifications to the plant taking place in the first half of 2016.  Commissioning is planned to commence by mid-2016.

This work is being directed by Brio Gold’s management in consultation with the Company's technical services group.

Total capital spending at C1 Santa Luz is currently expected to be approximately $20 to $30 million for 2015 and 2016 which would be spent beginning in the second half of 2015 and most of which would be spent in 2016.

Once operations resume, C1 Santa Luz is targeted to produce approximately 100,000 ounces of gold annually, which would bring the total Brio production to 230,000 ounces of gold.

Alumbrera (12.5% interest), Argentina

In the second quarter of 2015, Alumbrera produced 5,111 ounces of gold, compared to 8,311 ounces of gold in the same quarter of 2014.  Cash costs were $643 per ounce of gold in the second quarter on a co-product basis, compared to $393 per ounce of gold in the second quarter of 2014.

Alumbrera produced 10,417 ounces of gold in the first half of 2015, compared to 18,426 ounces of gold in the same period of 2014.  Cash costs were $611 per ounce of gold in the first half of 2015 on a co-product basis, compared to $347 per ounce of gold in the same period of 2014.

OUTLOOK AND STRATEGY

The Company strives to maximize production with the lowest level of capital and operating costs, with the objective of generating sustainable and increasing cash flow.

In 2015, the Company expects to deliver production of 1.30 million ounces of gold, 9.6 million ounces of silver and 120 million pounds of copper.  Gold production is expected to consist of approximately 1.17 million ounces of gold from the Company’s core operations, and approximately 130,000 ounces attributable to Brio Gold.  Consistent with prior years, the Company expects higher gold production in the second half of the year compared to the first half of the year, which is expected to be over 15% higher, most of which will come from production improvements at Mercedes and Jacobina along with increases in production at Gualcamayo, Chapada and Canadian Malartic.

Estimated cash costs for 2015 are targeted at approximately $545 per ounce of gold and $6.00 per ounce of silver.   For the Company's portfolio excluding Brio Gold, estimated cash costs for 2015 are forecast to be approximately $525 per ounce of gold.  For Brio Gold, estimated cash costs for 2015 are forecast to be approximately $730 per ounce of gold.  Consistent with gold production, cash costs are expected to be lower in the second half of the year compared to the first half of the year.

Estimated all-in sustaining costs for 2015 are targeted to be approximately $830 per ounce of gold, and approximately $10.50 per ounce of silver.  Estimated all-in sustaining co-product costs for 2015 are forecast to be approximately $910 per ounce of gold and approximately $11.30 per ounce of silver.  Once again, all-in sustaining costs are expected to be lower in the second half of the year compared to the first half of the year.

In order to achieve targeted cash costs and all-in sustaining costs, the Company is focusing on operational improvements with the particular objective of increasing average grade of ore processed, which is expected in the second half of the year.

The Company’s operating results in the second quarter, and first half of the year, were in line with targets and support 2015 production guidance.

In terms of other components of its guidance for the year, results in the second quarter and first half of the year support guidance which is summarized as follows:

•	Sustaining capital which is expected to be approximately $265 million or approximately $176 per ounce of gold and $2.75 per ounce of silver;

•	Expansionary capital spending which is expected to be approximately $90 to $140 million;
•	Exploration spending which is expected to be approximately $98 million;
•	Depreciation, depletion and amortization which is expected to be approximately $570 million or approximately $395 per ounce of gold and $6 per ounce of silver; and
•
General and administrative ("G&A") expense which is expected to be approximately $120 million in 2015 with potential for further reductions beginning in 2016, resulting from additional savings related to the streamlining of management, and the downsizing and relocation of its Brazilian and other South American offices.

Overall, the Company expects improved operating results for the remainder of 2015 and production growth into the next several years.  As previously announced, the Company has made the construction decision for the Cerro Moro project which is a high quality project that has the potential to add significantly to production growth at lower costs beginning in 2017.  Furthermore, the Company also continues to advance several other projects through exploration and economic evaluation and development such as the Preliminary Economic Assessments for Upper Beaver and Gualcamayo's Deep Carbonates project, which are both expected to be completed by the end of the year.

Importantly, the Company is first and foremost focused on its core operations, which include its cornerstone operations Chapada, Canadian Malartic and El Peñón and opportunities which have the best prospects for exploration successes, optimization and cash flow generation.  The corollary is that the Company is also committed to rationalizing its portfolio which includes monetizing non-core assets. Consistent with this plan, the Company continues to advance its plans for a going public event for Brio Gold, and continues to advance its efforts at realizing value from other non-producing assets including Agua Rica.  The Company is reviewing and considering all going public events for Brio Gold which include an initial public offering, reverse takeover, private placement and disposition to, or merger with, other public companies for cash, shares or a combination of both.

Second Quarter 2015 Conference Call Information:

Toll Free (North America):                                  1-866-355-4959
Toronto Local and International:                       416-340-8527
Webcast:                                                               www.yamana.com

Conference Call REPLAY:

Toll Free (North America):                                  1-800-408-3053     Passcode 4340268
Toronto Local and International:                       905-694-9451        Passcode 4340268

The conference call replay will be available from 12:00 p.m. ET on July 30, 2015 until 11:59 p.m. ET on August 14, 2015.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings..  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including Cash costs per ounce of gold, Cash costs per ounce of silver, Co-product cash costs per ounce of gold, Co-product cash costs per ounce of silver, Co-product cash costs per pound of copper, All-in sustaining costs per ounce of gold, All-in sustaining costs per ounce of silver, All-in sustaining co-product costs per ounce of gold, All-in sustaining co-product costs per ounce of silver, Adjusted earnings or loss, Adjusted earnings or loss per share and Net debt to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS.  The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

The Company’s business model is focused on the production and sale of precious metals - gold and silver, which accounts for a significant portion of the Company's total revenue generated.  The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the Company’s ability to generate earnings and cash flows for use in investing and other activities.

Cash costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of by-product credits on the Company’s cost structure.  Cash costs are computed net of by-products or on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce.  Silver production is no longer treated as a gold equivalent.  The Company reports production and cost information for gold, silver and copper separately and in addition, by-product costs for gold and silver, applying copper as the credit based on revenue contribution.  There is no change in the calculation of copper cash costs.

With this realignment, the KPIs are as follows:

Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.
The Attributable Cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production.  These costs are then divided by gold and silver ounces produced.
Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.
The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.
Cash costs of copper on a co-product basis - shown on a per pound basis.
Costs attributable to copper production are divided by commercial copper pounds produced.
Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

All-in sustaining costs

All-in sustaining costs per ounce of gold and silver seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on cash costs and co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining costs reflect by-product copper revenue credits and 100% of the aforementioned cost components.
All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Cash costs per ounce of gold and silver, co-product cash costs per ounce of gold and silver, all-in sustaining costs per ounce of gold and silver and all-in sustaining co-product costs per ounce of gold and silver are from continuing operations and, as applicable, exclude Ernesto/Pau-a-Pique, a discontinued operation.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates; (i) reorganization costs; (j) non-recurring provisions; (k) (gains) losses on sale of assets; (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.   Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations.  The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.  Reconciliations of Adjusted Earnings to net earnings is provided in Section 5.1, Overview of Financial Results the three months ended June 30, 2015.

NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its consolidated financial statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.  The presentation of Net Debt is not meant to be a substitute for the debt information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Net Debt is calculated as the sum of the current and non-current portions of long-term debt excluding debt assumed from the Company's 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company net of the cash and cash equivalent balance as at the balance sheet date.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  The following other financial measures are used:

Gross margin excluding depletion, depreciation and amortization- represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.
Mine operating earnings - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
Cash flows from operating activities before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.
Depletion, depreciation and amortization ("DD&A") per ounce of gold and silver, and per pound of copper — is a unitary measure of DD&A, based on ounces of gold and silver, and pound of copper sold to supplement the Company's disclosure with respect to the performance of each of the operation mines.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.  The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization  excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.